RALLYBIO CORPORATION

234 Church Street

Suite 1020

New Haven, CT 06510

July 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius and Celeste Murphy, Division of Corporation Finance

Re:	Rallybio Corporation
Registration Statement on Form S-1 (File No. 333-257655)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rallybio Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on July 28, 2021, or as soon as possible thereafter. The Company hereby authorizes Marc Rubenstein or Zachary Blume of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Zachary Blume of Ropes & Gray LLP, counsel to the Company, at (617) 951-7663 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

RALLYBIO CORPORATION

By:	/s/ Martin W. Mackay
Name:	Martin W. Mackay, Ph.D.
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]